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Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        The ratios of earnings to fixed charges is set forth below. We have calculated the ratio of earnings to fixed charges by adding net income (loss) from continuing operations to fixed charges and dividing that sum by such fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs.

	Year Ended December 31,
						For the Three Months Ended March 31, 2004
	1999	2000	2001	2002	2003
	Unaudited (in thousands except ratios)
RATIO OF EARNINGS TO FIXED CHARGES
Net income (loss) from continuing operations	$18,966	$(43,250)	$(15,588)	$(3,744)	$23,341	$(9,945)
Interest expense	42,947	42,400	33,204	27,381	23,388	24,253

Earnings	$61,913	$(850)	$17,616	$23,637	$46,729	$14,308

Interest expense	$42,947	$42,400	$33,204	$27,381	$23,388	$24,253

Total fixed charges	$42,947	$42,400	$33,204	$27,381	$23,388	$24,253

Ratio of earnings to fixed charges	1.4x	*	*	*	2.0x	*

*
Our earning were insufficient to cover our fixed charges by $43,250, $15,588, $3,744 and $9,945 in 2000, 2001, 2002 and the three months ended March 31, 2004, respectively.

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STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES